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                                                                    EXHIBIT 12.4

                              METRIS COMPANIES INC.
   COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                             (DOLLARS IN THOUSANDS)



                                            Six Months Ended June 30,
                                            -------------------------
                                               2000        1999
                                               ----        ----

Earnings before income taxes and
extraordinary loss: (1)                        $165,867   $ 83,155

Preferred dividend requirement                 $ 15,368   $  9,973
Ratio of earnings before tax expense to
net income                                         1.63       1.66
                                            ----------------------

Preferred dividends (2)                        $ 25,070   $ 16,539

Fixed Charges: (1)
    Interest on indebtedness, and
      amortization of debt expense               52,890     19,436
    Interest factor of rental expense             2,540      1,710
                                            ----------------------
                                                 55,430     21,146

    Total fixed charges and preferred
    dividends                                    80,500     37,685
                                            ----------------------
Total available earnings                       $221,297   $104,301
                                            ======================

Ratio of earnings to fixed charges and
preferred dividends                                2.75       2.77

(1) As defined in Item 503(d) of Regulation S-K.

(2) The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.